   Exhibit 99.5

Earnings Call

Infosys Earnings Call Q2 FY2021

October 14, 2020

CORPORATE PARTICIPANTS :

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

ANALYSTS

Yogesh Aggarwal

HSBC

Nitin Padmanabhan

Investec

Moshe Katri

Wedbush

Keith Bachman

Bank of Montreal

Sandeep Agarwal

Edelweiss

Bryan Bergin

Cowen

Kawaljeet Saluja

Kotak

Diviya Nagarajan

UBS

Ankur Rudra

JP Morgan

Pankaj Kapoor

CLSA

Moderator

Ladies and gentlemen good day and welcome to the Infosys earnings conference call. As a reminder all participant lines will be in the listen-only mode and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello, everyone and welcome to the Infosys earnings call to discuss Q2 FY21 financial results. I am Sandeep from the Investor Relations Team in Bengaluru.

Joining us today on this call is CEO & MD, Mr. Salil Parekh, COO, Mr. Pravin Rao, CFO, Mr. Nilanjan Roy, along with other members of senior management team.

We will initiate the call with some remarks on the performance of the company by Salil, Pravin and Nilanjan on the most recently concluded quarter before opening up the call for questions.

Please note that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A complete statement of explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thanks Sandeep. Good evening and good morning to everyone on the call. I trust each of you, are safe and healthy.

We had an exceptional quarter in the second quarter across multiple dimensions – client impact, revenues, digital scaling, large deal wins, continued account expansion, operating margin expansion, strong cash flows and reduction in employee attrition. I am grateful to our clients for their continued trust in us and I am proud of our team for their incredible commitment to our clients.

Let me share with you some of the highlights for Q2:

1.	Revenues in constant currency grew at 2.2% YoY and 4.0% sequentially on the back of a very strong Q1.
2.	Our growth for H1 over H1 was 1.9% in constant currency terms.
3.	Digital revenues grew at 25.4% YoY in constant currency and now accounts for 47.3% of our revenues.
4.	We delivered operating margin of 25.4%, which is an expansion of 370 basis points YoY and 270 basis points sequentially. This was achieved after rewarding our employees with variable pay at 100% and awarding a onetime special bonus.
5.	Large deal wins, which are wins of work above $50 mn in TCV per contract were at

$3.15 bn.

6.	Large deal pipeline remained strong as clients look at accelerating digital transformation programs and continuing their focus on automation and cost efficiency.
7.	Our voluntary attrition in IT services is at 7.8%.
8.	Our operating cash flow was at 793 mn, a 52% increase YoY.
9.	Our balance sheet remained strong with cash and investments positions at $4.6 bn with no debt.

Our industry leading performance over the first half of this year has been due to the immense commitment of our over 240,000 employees. Recognizing the continuing stellar contribution from our employees during these times

1.	We are paying out variable pay for the quarter at 100%.
2.	We will pay a onetime special incentive in Q3 for junior level employees.
3.	The salary increase process will restart now and will be effective as of January 1, 2021.
4.	We restarted promotions in the last quarter at our junior levels. This will now be expanded across all levels.

I am thankful to each one of our employees for staying deeply committed to serving our clients as they themselves navigated their own personal challenges associated with the ongoing COVID situation and the remote operating model.

We launched Infosys Cobalt where we brought together all our cloud services, platforms and solutions to support our clients in accelerating their cloud journey and reducing the risk to their cloud programs. Cobalt has 200 industry templates and 14000 cloud components available to our clients for their cloud first programs. Cobalt is built with strong partnerships with leading SaaS, PaaS and Infra as a Service companies across public, private and hybrid cloud environments.

In Q2, we took another large step in our local hiring plans in the US. In the past three years, we have launched six digital centers in the US and hired over 13,000 US workers. We now announced plans to hire an additional 12,000 US workers over the next two years, bringing our hiring commitment in the US to 25,000 over five years. We believe our localization approach is a significant market differentiator and will help us better navigate regulatory changes. The sustained localization investments will ensure that we are able to continue servicing our clients across markets with a combination of local and global talent.

The past three months also saw us announce three acquisitions, GuideVision focused on ServiceNow, Blue Acorn focused on Adobe and Kaleidoscope focused on medical product design.

Our service delivery continues to be exceptional. The feedback from clients remains positive and the dedication of our employees is tremendous. Today 99% of our workforce continues to work from home.

Our results in Q2 are a combination of our continued focus on the needs of our clients, steady execution and our clear strategy to build a digital and cloud aligned company. Looking ahead, we continue to see strong traction in our business.

We increase our revenue guidance for the full year from 0%-2% to 2%-3% growth in constant currency YoY. We increase our operating margin guidance for the full year from 21%-23% to 23%-24%.

Thank you. Now let me request Pravin to update you on our operations. Over to you Pravin!

Pravin Rao

Thank you, Salil. Hello everyone. Hope you are all well and safe.

As we continue to wade through the continuing complexities posed by the pandemic, our rock solid focus on client relevance and employee wellbeing is helping us navigate this challenge successfully.

With most of our delivery centers across the globe remaining closed, the vast majority of our employees are working effectively from home and we are making all efforts to ensure ease of work delivery in a secure manner.

Growth accelerated during the quarter as economies across the world started opening up gradually and clients focused on technology to help overcome the impediments. Revenues increased by 4.0% sequentially on constant currency on top of the robust performance in Q1. YoY growth continued to remain positive and increased further to 2.2% in constant currency. Q2 revenues included only a marginal contribution from the Vanguard deal, which should start ramping up from Q3 onwards.

Several operating parameters improved during the quarter- utilization, onshore delivery share, RPP and subcon costs. Utilization in Q2 improved by 240 bps to 83.6%, mainly on account of improvement in offshore utilization. Onsite, offshore effort mix improved by 190 bps to 26.1%, the lowest ever. RPP also improved both YoY and on sequential basis.

Client metrics remained strong. We added 96 clients during the quarter while the number of

$100 mn+ clients increased by 5 sequentially to reach 30 at the end of Q2.

Large deal wins in the Q2 was the highest ever, at $3.15 bn. We won 16 large deals in Q2 out of which 6 deals were in Financial Services, 3 deals in Retail, 2 deals each in Communication and High-Tech and 1 deal each in Energy Utility Resources and Services, Manufacturing and others. Region wise, 11 were from America, 4 were from Europe, and 1 from the Rest of the World. Share of new deals was 86%.

Voluntary attrition for IT services declined to 7.8% and significantly lower than our comfort band of 14% to 15%. Recognizing the stellar efforts of our employees, which have been the key reason for our strong performance in last six months, we have decided to effect salary increase across all level effective January 1, 2021. We are paying 100% variable pay for Q2 along with a special incentive, which will be paid to employees in lower levels.

Recently the US Department of Labor and Homeland Security issued two separate rules, restricting the H1-B Visa program on both scrutinizing qualifications and mandating significantly higher wages. However, our dedicated focus over the past three years on a local American workforce and our technology and innovation hubs across the US, give us the ability to navigate across this new regulatory terrain.

Moving to business segments:

Financial Services saw continued improvement in performance both on YoY and sequential basis. The uptick in business has been in areas that banks are investing in significantly post COVID such as mortgage servicing, call center technology and operations, lending services to cater to various government relief programs as well as pickup of large digital transformation programs. We have signed 6 large deals in this segment in the last quarter including the Vanguard deal. This should propel revenue growth for Financial Services in the coming quarters.

Finacle, our award-winning banking platform has received multiple industry recognitions during the quarter and we are seeing a lot of traction as banks across the world embark on their digital transformation.

We have also started seeing some momentum back in retail with increased volumes in Q2 and ramp up of earlier deal wins. We however remain cautious on this segment given the continuing demand and liquidity issues and possibly increased furloughs in the coming months.

Performance in Communication segment remained weak given pressure on spending, especially in media, entertainment, advertising and OEM segments. We continue to have a strong pipeline of deals in these segments and have won two large deals in the last quarter which should help in stabilizing the performance for this segment.

Energy, Utility, Resources and Services vertical is also under pressure due to constraint spending in the Oil and Gas, Travel and Hospitality and Resources sectors. However, the current volatility is presenting significant opportunities for cost take out and we continue to build a strong pipeline.

Manufacturing segment was stable during the quarter, which is a massive improvement from the sequential decline in Q1. While there are disruptions across sub-segments, we are seeing opening of pockets, although the pace of recovery may remain sluggish. Cost take out is a major focus for our clients across sectors. We expect gradual improvement in this segment with recovery in volumes and robust new account openings. The deal pipeline remains at a healthy level and makes us hopeful of the future prospects.

Our Digital portfolio is growing strong at over 25% YoY in constant currency and now constitutes 47.3% of overall revenues. In the last quarter, we have been rated as leader in 11 services related capabilities across digital pentagon areas by industry analysts.

Lastly, my heartfelt condolences to the families of five of our colleagues whom we lost due to the pandemic. We stand together and are extending all possible supports to their families during these trying times.

With that, I will hand over to Nilanjan.

Nilanjan Roy

Thanks Pravin. Hope all of you are well and safe with your families and loved ones.

On the back of a strong Q1, Q2 continues to show improving performance with our unwavering focus on client relevance, operational excellence, cost and liquidity management.

Revenues for the quarter grew 4% sequentially in constant currency. This translates to 2.2% growth YoY and 1.9% for H1 YoY in constant currency.

Operating margins expanded by 270 basis points sequentially to 25.4%. The sequential improvement in margins was led by:

-	100 basis points improvement due to increase in RPP,

-	80 bps due to 2.4% increase in utilization, and
-	80 bps due to a 1.9% improvement in onsite and offshore mix, partly due to the temporary travel restrictions.

Benefits from reduction from SG&A and other expenses were offset by increase in depreciation and amortization and cross currency headwinds.

Improved Q2 margin performance has consequently led to H1 operating margins at 24.1%, higher than the 21% to 23% band and 3% higher compared to 21.1% reported for the comparative prior period.

As some of the margin improvement had risen from the cost deferrals etc., we expect some of these benefits to shrink in H2, as we roll out promotions and salary hikes for employees, commence hiring across the organization, with higher travel and overhead costs. All this will consequently impact H2 margins.

Q2 EPS grew by 14.9% in dollar terms and by 20.8% in INR on a YoY basis. H1 EPS grew by 9.5% in dollar terms and 17.1% in INR on a YoY basis.

Collections remained robust with DSO reducing by 2 days to 69. The increase in capex spend during the quarter was mainly towards technological enablement of our employees. FCF for Q2 was a healthy $674 mn, which is a growth of 70% YoY and a 59% in H1 growth YoY. Free cash flow as a percentage of net profit was 103% for Q2 and 116% for H1.

Return on equity increased to 26.7% compared to 25.1% in the prior year.

We continue to maintain a very strong, debt free and liquid balance sheet. Cash and investments at the end of Q2 were $4.55 bn. Yield on cash balance improved to 6.33% in Q2 compared to 6.11% in the previous quarter. Q2 marked the 21st consecutive quarter of positive forex income despite significant currency volatility across the globe.

Consistent with the improved cash flow and our capital allocation policy, the Board has declared an interim dividend of Rs.12 which is a 50% growth over the interim dividend per share of FY2020.

Based on the strong performance in H1, we are increasing our guidance on revenue for FY21 to 2%-3% in constant currency terms from the previously announced 0%-2%. We are also increasing the margin guidance for this year from 21% -23% to 23%-24%.

With that we can open the call for questions.

Moderator

Thank you very much. We will now begin the question and answer session. The first question is from the line of Yogesh Aggarwal from HSBC. Please go ahead.

Yogesh Aggarwal

Just two clarifications if I may? Firstly, while you have upgraded guidance, the second half implied guidance does not look that strong – largely in-line with the seasonality despite such strong deal wins and there is a little bit contribution hopefully from the acquisitions as well. So, are you expecting some decline in certain verticals going forward? Secondly, on the cost front Nilanjan, employee cost is down QoQ. This is despite the bonus and special incentives. So, is that largely the offshore mix?

Salil Parekh

Let me start with the first one. For Q3 and Q4, we see steadily improving QoQ activity in different industries. For example, High-Tech is looking strong, as Pravin mentioned, Life Sciences is good, Financial Services is stable, Retail also is now starting to see some progress. However, there are furlough impact in Q3 normally and traditionally, Q4 has always been a soft quarter for Infosys. So, we do not see anything negative in the outlook and in fact, we have raised our guidance keeping in mind the strong demand that we see and a good conversion of large deals that we have in place.

Nilanjan Roy

Yogesh, if you see from a net headcount perspective, we only added about 1000 people. So this was less than 0.5%, so there was not much of a headcount change. But in absolute terms,

you are right, the onsite and offshore mix has helped the overall employee cost to come down. But like I said, this is temporary due to the travel restrictions imposed.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Thanks for taking my question, and congrats on a great quarter. I had two questions, one is on the deals that we have won so far. Excluding Vanguard what is the nature of services that you are largely seeing within these deals? Are you seeing a lot more app modernization, cloud migration? The second is, how are clients funding these spends? You did mention that this time, we had a one-time offshore shift because of travel restrictions, do you see clients funding incremental spends through higher offshore shifts going forward? Thank you.

Salil Parekh

The types of things we are seeing in our deal pipeline and what we have closed are essentially are in three areas:

-	One is an area which is on everything related to digital transformation, for which a large part is cloud, and the area around cloud migration, cloud deployment, building cloud first applications, rolling out SaaS, working in public and hybrid cloud, private cloud environments.
-	The second relates to efficiency which is focused on automation, cost efficiency and how the IT estate can essentially be modernized and made to be more efficient for our clients.
-	And the third, we are seeing some in the pipeline, which is on vendor consolidation, where the benefits we will see over the next few quarters in terms of conversions, but we have discussions in those areas where we see some traction.

In terms of how the client is funding it, the main thesis as you alluded is taking cost out of existing estate through automation or the means and funding programs which give growth differentiation, access and experience for our clients for their work going forward. Part of it will be the next in offshore, because clearly these last few months has also demonstrated what could be done in an offshore environment. But, despite all of that, we still see that there will be both volume growth and revenue growth, which is within our pipeline.

Nitin Padmanabhan

So, I think on the offshore perspective, if I got it right, you were suggesting that so far the offshore shift is travel restriction based, but there could be future offshore shifts based on the experience that we have seen so far. Is that the right takeaway?

Salil Parekh

The onsite - offshore mix ratio is difficult to forecast in that sense. Once the travel restrictions become less, there will probably be more work onsite. Equally structurally, there is now more understanding of what are the possibilities on offshore. So those are both countervailing in the sense of how they will play out. And the timing also will not be clear – which one will happen first and at what speed, but both of those are relevant points as we look ahead into the mix.

Moderator

The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thank you very much, and congratulations for the team. Two questions here. One, given the fact that the M&A pace is accelerating, is there a way to quantify the expected contributions from M&A to your guidance for FY21 in terms of growth? Then just as a follow-up, did you just say that the renewal rates for bookings was 14% for the quarter, which is actually good in terms of incremental new business. Thank you.

Salil Parekh

On the second one, Pravin will comment on the net new and the renewal.

On the first, there were three M&A transactions we did over the last three months. I do not know if there will be an acceleration. We have a good pipeline of deals. We have not quantified in our business model, the percentage that will come in that sense from M&As. We do not have a targeted percentage from M&A. What we do have is a fairly clear view of areas- we did something in Salesforce, in Adobe; we did something in Product Design, we have done something in ServiceNow. So those are specific areas where we see tremendous growth and a good organic business within the company. So that should be the way we play. In terms of this year specifically, we do not have a target that how much will come from M&A.

Pravin Rao

You are right. The net new in the total large deal TCVs is 86% and obviously these numbers do vary QoQ, depending on the nature of deal. There are times when lot of renewals come in a particular quarter. But, this is obviously a very positive thing, higher net new is definitely good news.

Moshe Katri

When you look at your bid and proposal pipeline for the next 6 to 12 months, would you say that the mix is different in terms of renewals versus new deals? Is there anything different in terms of the historical mixes?

Pravin Rao

It is a combination, right? We have got a healthy mix of both renewals, as well as net new in the mix. It is difficult to predict the timelines when these deals will get closure. So that will probably have a bearing in terms of the percentage of net new. Probably, if you look at historical trend, may be the percentage of net new in this pipeline is probably on the higher side. At this stage, I can't really quantify how much higher it is, but it is definitely on the higher side.

Moderator

The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I had a couple of questions. First if, could you clarify, when you talked about in the press release the TCV that was booked in the quarter $3.15 bn, what was the growth rate of that YoY, is my first question? The second question- is there a limit that you see for offshore work? I know you said there was tension on some forces at work that would suggest more onshore work, but there are cost advantage of offshore work – in quarter 2 it was 73.9%. Is there a limit on how high you think that percent could go, any natural barriers to that moving higher, which is a significant enhancement of margin? Third question, could you tell us how many of your employees are currently using visas in the U.S.? Thank you very much.

Salil Parekh

Thanks for that question. I will go with the second one and then Pravin can jump in with the answers on the other two.

In terms of the offshore percent, is there a natural limit? I think there is certainly an ability for more work to be done offshore. There are different things that have opened up as we’ve all learnt, both the clients and us through the course of the last six months. So, I don’t see that there is some sort of a ceiling there.

What is also critical is, as we see more and more work going on, relating to experience and how design is working through some of our digital studios, we see some of that work also expanding and that work has benefits from having some proximity and it can also be done from an offshore perspective.

So specifically, we do not see any sense of ceiling to the offshore work, but it is a function of how that starts to get carved out in different discussions and what the client approach is as that moves on.

Nilanjan Roy

So, we did last year $2.8 bn in Q2, this year $3.1bn in Q2, but the big difference is, last year we had only 11% of net new in the figure. We are now at 86%. So, the quality of the order book has dramatically improved.

Pravin Rao

What was the third question?

Keith Bachman

Number of visas currently at use of your employee base in the U.S. either net new or renewals, just the current number of employees out of your employee base that are subject to visas in the U.S?

Nilanjan Roy

As we mentioned, what we call visa dependent employees in the U.S., currently we are at about 37%.

Moderator

The next question is from the line of Sandeep Agarwal from Edelweiss. Please go ahead.

Sandeep Agarwal

Thanks for the opportunity, and first of all, congrats on excellent execution and excellent numbers. I also wish all Infoscions good health. A very good gesture by management of rewarding employee’s in-line with world-class technology companies like Amazon. I have just two questions. One is, the leakage on core has still been quite high in the current quarter also, and all our strong growth and good work on digital is hurt because of that. So, when do you think this will probably stabilize or do you think it will continue for long in the same way? The reason I am asking this question is because our small competitors like EPAM and others in other geographies, they are growing at the same percentage at a much lower base, but they have this advantage of the core not hurting them. So that is question number one.

Question number two, do you think this pandemic has put cloud on a faster acceleration than even digital and we will see those benefits going forward? Also, if you can answer on the attrition, what is your understanding on the attrition level going forward, are you okay with 7.5% kind of ratio or do you think it will shoot up to low-double digit? Thanks a lot.

Salil Parekh

I will answer the second one on digital and cloud and on the first and the third question Pravin will come back. The way we are seeing, overall digital growth continues to be robust at 25%. I think you are right, we see our clients are adopting cloud at a faster pace. In keeping with some of that and our own capabilities, we launched our own cloud set of assets under the name of Infosys Cobalt. We see a tremendous traction on the cloud side and we see it in quite good shape in many places and some of the acquisitions we are doing are also further strengthening already where we are good and where we can expand faster. So cloud is definitely something that's working well. We believe obviously, it will work for the next several years.

Pravin Rao

Today when we look at what is happening, clients are investing in technology to deal with the pandemic, building resiliencies, fixing supply chain issues and so on. We are seeing tremendous uptick in digital transformation of workplace, which started about couple of years back and this pandemic has only accelerated it, as every client is looking at how to become resilient in the post COVID world. Obviously, the IT spend is not increasing, so they are really funding this digital transformation initiatives by taking costs out from the core through automation and other means. So that is one aspect of it.

Secondly in general, I think the IT spend is always a percentage of overall revenues and more often it remains the same steady percentage. People are able to fund some of the discretionary spend or digital spend by repurposing – by taking away from core. So, as your digital share increases, you will always see the core shrinking because we are talking about the same pie. As long as you are seeing overall growth which is positive for us and in fact wherever we are seeing some of our core shrinking, we also have a play because part of the core shrinking is also because we are proactively taking ideas to customer, taking costs out and other things.

In many of the large deal wins, in fact almost every large deal that we win, has some element of modernization of legacy. So that means that part of the core gets modernized and now that gets counted under digital. So the way to look at it is you have a pie of IT spend and within the IT spend clients actually mix between core and they will invest some in core but they will also look at how to optimize core, so that they can fund some of the newer technologies and some of the discretionary spends that they need, to stay competitive.

As long as we continue to grow and we continue to have a role to play both in terms of core as well as in the digital spend then, we view it as a very positive thing.

Now on the attrition, the attrition that we have today is one of the lowest we have seen in the history of Infosys. It is a combination of two things; one, the combination of the market and how we have reacted to the pandemic. It is also about the focus that we have put in terms of employee welfare, lot of engagements with the employees in the virtual world. We also recognized that employees have been under stress. So, there is a lot of focus on both physical and mental wellness and so on.

We have launched more than 200 interventions, involving families, and we also supported them a lot during the pandemic particularly in cases where employees have tested positive and so on. So, it is a combination, employees are really appreciative of how the company has gone beyond in terms of enabling them to work-from-home as well as dealing with the current crisis. But the reality is, once the market opens up there will be some amount of attrition going up because there will definitely be a war for talent. Our sense is, over a period of time it will probably go back to maybe a low double digit as we talked about, which has always been our comfort zone over the years.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen and Company. Please go ahead.

Bryan Bergin

Thank you. I wanted to ask first on margin sustainability. So, I understand that you have some benefits that dissipate in the second half, but based on how you are delivering projects today, and how clients have become more accepting of virtual delivery, how should we think about the sustainability of some of the cost factors here as operations normalize? Is there any ability to give us a sense on how much of the mix of the margin expansion you have shown is lasting versus short-term?

Nilanjan Roy

Like I mentioned in my speech, that we have seen this benefit on account of three levers which kick started at the beginning of the year. First was the cost deferrals which we talked about in terms of promotions, the wage hikes, the recruitment fees which we had implemented at the beginning of the first quarter and we clearly see that coming back and this will start impacting the margins. It has helped us in the first half, but it will start impacting the margins – we have talked about that from January 1, 2021 we will rollout wage hike across all levels. We have also mentioned that the promotions which had been limited largely to the junior level employee will now be across. So, we will see headwind from that.

Second is we had cut discretionary expenditure like travel, as you can see that in our results, of course travel has come down dramatically, some of the more discretionary expenditures like brand building etc., also were cut back. We will see some of that going up as well.

Third, is the strategic cost levers, which for us is the most important. This is an ongoing program which we have around the offshore onsite mix. We have seen some benefits of that temporarily and as Salil had mentioned in an earlier question, we will see some timing issues of that as travel returns, but strategically we have seen that coming down over a period of time and our intent remains to continue to see that onsite-offshore mix changing.

For the pyramid, we have done a lot of work around broad basing the pyramid offshore and are now looking at that in the onsite as well. The hub strategy helps us inculcating freshers from community colleges, etc., and the onsite pyramid as well.

Automation remains at the heart. We continue to get more and more productive and efficient for our clients. Some of that is passed back to our clients as discounts and improved productivity and part of that goes to margin improvement strategically. So, these are the different strategic levers.

As we have talked about the three-pronged approach, we will see some of this come back but it is premature to say that how much of this is sustainable. Work-from-home is very premature as of now in terms of what does it do for facilities or travel, but we think that some of this will come back and if we move to a hybrid model, it remains to be seen, how much of that benefits we can keep. We will have to invest more in technology, in communication, in security. So, there may be some balancing there as well, so it is a bit premature to talk about that.

Bryan Bergin

Just to clarify, so that last bucket or that last prong around strategic levers, how much was the benefit YoY in margin from some of those operational actions?

Nilanjan Roy

I do not think we have given this number out before but I can tell you the year before that in FY20, we had set a target of $150 mn of savings and we had overachieved against that number.

Bryan Bergin

Two quick housekeeping ones I may have missed here. Did you say how much the Vanguard deal was within the $3.15 bn of signings? And how much is the inorganic included in your updated FY2021 revenue growth outlook?

Nilanjan Roy

We have not and we do not mention the deal sizes. In terms of our inorganic growth, it is a very, very small portion. Many of them have just kicked off in terms of the signing implementation. So that impact is going to be very marginal for the rest of the year.

Moderator

Thank you. The next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Hi, thank you for the opportunity and congratulations to the management team on a fantastic quarter. My question is also on profitability. Now, I understand that certain cost deferrals have led to an increase in the margin band this year. But at the end of day for Infosys, the margin band has kept on, bouncing around quite a bit in the last three to four years. Now, many of the companies work with a certain aspirational margin band. So, how should really one think about, the current year’s margin band increase? Should one assume that this is the more sustainable band going forward? Or, any thoughts on this would be welcome.

Nilanjan Roy

I think we have been very focused over the last two years in the margin guidance band of 21% to 23% because the year prior to that when we rolled out the new strategy, this was about making the investments in the hubs, in the sales force side and clearly that had an impact on margin. So, we have been very conscious that we need to get the stability in margin, which is why 21% to 23% margin guidance was given in the prior two years. For us the most critical part is to continue to show stability rather than what exactly what you mentioned was much more volatile. Clearly, this is an exceptional year in more ways than one with so many moving parts and variable elements. Many of these, like I said, will not be sustainable. They are, one-timers in terms of deferrals. So, things will come back to normal, but for us, we are confident that our strategic levers will continue to help us making sure that we continue to stay in a steady and stabilized margin environment. Of course, our aspiration is to always improve margins, but in no way can we take the 23% to 24% as something which you can model and go ahead from.

Kawaljeet Saluja

Sorry, did you say that 23% to 24% is a sustainable margin band?

Nilanjan Roy

I said there is no way you can take 23% to 24% as a sustainable number going forward.

Kawaljeet Saluja

That absolutely helps. The second thing is I was surprised with the increase in RPP. I thought that we are living in recession. The increase in RPP is a remarkable achievement, is that largely operations led? Do a cost takeout a figure in client discussions quite a lot? And if yes, when does the impact of that really come in into RPP going forward?

Nilanjan Roy

This is the first one quickly on RPP, the 100 bps is a combination of multiple factors. One is, of course, a day's impact during this quarter. We have seen some improvement in productivity as well through our automation. So, these are the two large ones, and slightly more moderated discount environment. But like I said, discounts always are not secular, so you can always see these ups and downs as well. These are the three carve outs within that 100 bps. Salil, you can take the other one.

Salil Parekh

The point on the cost discounts versus RPP with client discussions, as Nilanjan was sharing, the environment in Q2 especially has been quite stable vis-à-vis discounts. What I mean is not anything unusual, it has been a small number anecdotal and so we feel quite comfortable at this stage and there is none of that large sort of thing coming in into the RPP. But as Nilanjan explained, there were some specific reasons, we are also quite focused on RPP. We will make sure over time, we find a sustained method of doing it should we watch and see how that goes over the next few quarters.

Moderator

The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Thanks for taking my question and congrats on a blowout quarter this quarter. I think most of my questions have been discussed. So let me focus on another topic here, which is your headcount. Nilanjan earlier pointed out that this quarter, we have seen a fairly muted headcount addition. How do you see this in the rest of the year? That is the first part of my question and secondly, I appreciate that you said that, there are some strategic cost levers and there are some that you cannot predict given the fluidity of the situation. I heard you quote a

$50 mn target that you were looking at for your strategic cost initiative savings. How has that trended so far? What is that target? Could you quantify that please?

Pravin Rao

On the headcount, the headcount increase will be in line with the growth. This quarter, we had 5,500 additions, about 3,000 were freshers both in India and abroad, and about 2,500 laterals. Our utilization, if you recall, was much lower in Q1 and it has improved significantly but the number of hiring was on the lower side this quarter. So hiring in subsequent Q3, Q4 will obviously be dependent on the growth. In terms of freshers in India, this year, we expect to onboard about 16,500 people and next year we are planning to add another 15,000 people. This is mainly freshers in India.

Nilanjan Roy

I will finish the cost optimization part. We planned for $150 mn, we have exceeded that. We are well on the way of doing similar numbers this year, well above $150 mn, but like I said lot of this then gets compensated by price and wage hikes etc. So, it is not that all these money flows into the bank.

Diviya Nagarajan

Salil, back to the digital growth numbers that we have seen, we have seen a fairly steady 25% kind of growth number on the digital side. Given that this is definitely a scenario where we are looking at possible acceleration in digital spends overall, how do you see the scope for this number accelerating in the next 12-24 months?

Salil Parekh

Diviya, if you look in the previous financial year, we had growth numbers around 30%-35% in one of the quarters and even higher in some other. But there are two factors, one, our size of the digital also is quite large, so it is pretty close to half of our company today. That is practically an over $6 bn business growing at 25%, which is quite remarkable. So, that has its own sets of constraints especially in services type of companies and second is the underlying secular trend. Today as we were discussing earlier, the cloud part of digital is on a terrific growth path in terms of the market, in terms of what clients are doing, in terms of what large partners are doing. And then there are other areas for example, on data, on experience which are having good traction. So, we will obviously try to drive that faster still, but we also have a large size, so we have to find a way to keep it at this level as well.

Diviya Nagarajan

Sorry, if I might just sneak in one last question, you did talk about how legacy is likely to kind of be taken out, the core gets modernized and therefore that trend of negative momentum that we have seen could continue. But we have seen in the last two quarters, the pace of core decline accelerate. Do you expect that will stabilize and go back to where it was pre-COVID as customers start to stabilize?

Pravin Rao

Okay, I can take a shot at this, Salil, you can add. My one sense is, given the nature of the pandemic and how clients are reacting to it, you will see a lot more of spend on technology. And clients also realize that for them to implement and take advantage of technology, their legacy has to be modern, it has to be agile. Otherwise, it is tough to get the benefit and to drive any innovations in their own organization. So at least I do expect the pace of modernization of legacy to continue much more aggressively than what we have seen in the past.

Moderator

The next question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Thank you and congratulations. Indeed an exceptional performance all around. Just the first question, Salil, a very strong performance both on revenues and deal wins. If you could just unpack this a bit more, how much of this is a reflection of the overall demand environment versus your ability to gain share in the new state of play and what is helping you do that?

Salil Parekh

The way we see it is, we have had YoY revenue growth. Some of our large peers have had YoY declines. We definitely see market share gain going on in that play. A part of it is, some of the strategic choices we made and investments we made over the past several years, for example, scaling up digital, working in a very focused way on looking at large deals, looking at what we are doing including what Pravin was describing earlier on localization, an extreme focus on reskilling that we have put into place and our own internal digital infrastructure, which has helped us.

We are completely digital from the inside and also have scaled the work-from-home very rapidly in this COVID landscape, which has given increased trust to our clients. Part of it is I think, has been with the demand environment itself in a good shape, specifically for these sorts of activities where the investments have come. Of course, there is a lot of it in our business, as you know well, is the steady execution, a continuous sort of traction to that. So, I think those are the combination of things which are sustaining us so far and hopefully we keep at the execution and that sustains further.

Ankur Rudra

Just a follow up to that, you know, I think this was asked before, but maybe you can unpack this a bit more, your implied guidance for the second half, it appears to be slightly at odds to the strength we have seen so far in the first half including the current momentum of the deals won. Is this due to some planned offshore shift or conservatism on the outlook based on something you are seeing out there and building in?

Salil Parekh

Today, one person’s conservatism is another person’s aggression. We see a very good guidance increase on revenue. There is furlough effect in Q3 and as you know in Q4 Infosys historically had a fairly muted quarter. There are no specific constraints from which we model it. We generally model it from the view of what we have seen as the past – view of the business plus the current deals that we have closed and the pipelines that we are seeing. We are seeing good traction all around as we have described. It is a big change from 0% to 2% to

2% to 3% - we have moved the bottom by 2 percent points, so it is a quite big change in terms of revenue growth guidance.

Ankur Rudra

Just lastly, the pandemic is clearly giving you a significant margin tailwind. Is it time to think about this strategically? Will you, for example, think about this to enter market spaces in situations that you otherwise wouldn't participate to try and expand your addressable market if this tailwind sustains?

Salil Parekh

Without knowing specifically which addressable market you are thinking of, the general answer would be yes. There are markets which we would love to be in, however, what we see today is the ones we have defined have got a nice traction in them and we can deepen our presence in those quite well. Given our operating model, we can build a good business in them at our margin structure for the future. But generally we would look at other market as well.

Moderator

The next question is from the line of Pankaj Kapoor from CLSA. Please go ahead.

Pankaj Kapoor

Salil, first a clarification, did I hear you right when you said that the vendor consolidation is still something that you are in talks with the clients and we have not yet seen a major deal or a relationship conversion so far, is that the right way to understand that?

Salil Parekh

On vendor consolidation there is discussion, it is in our pipeline. We have seen few small things moving. My sense is those things will play out over multiple quarters, because this is a business which has an inherent stickiness. But there is a big change in perceptions in this COVID time, in work-from-home, delivery quality, impact, stability of company and so on.

So my sense is many of those will play out over time when we have seen some early benefit of it, but not a material benefit.

Pankaj Kapoor

Second what kind of macro environment are you building in, in your guidance given that the band also has now reduced, so have you factored in any potential second wave of pandemic coming in the end user markets or do you think that this is something which could be over and above to what your estimates are?

Salil Parekh

Today, we have considered a scenario which is based on how we have seen the trajectory move in the global economy in Q1 and Q2. If we see something dramatic in terms of second wave, in terms of COVID that is not something that we have put into our model. We do not anticipate it, of course it is a possibility no one quite knows what that scenario could be. But we generally modeled it on how we have seen this Q1 and Q2 evolve and that is how we move to the next couple of quarters for this financial year.

Pankaj Kapoor

On the order book, if I take out the Vanguard deal, how does the order book composition look like – is it dominated by the smaller sized deals or besides Vanguard also there are fairly large deals dominating it?

Salil Parekh

We are not decoupling large deals number there as you know. What I can say is generally speaking, within large deal wins in the last few quarters plus the pipeline, we have a decent size of mega deals. There aren’t obviously loads of them, but there is a decent number of them and there is a decent number of other sizes as well there.

Pankaj Kapoor

Is it possible to understand how the new versus renewal ratio would be, if we exclude Vanguard, will that be similar to our historical run rate?

Salil Parekh

If you look, let us say, 12 months ago or 24 months ago, the net new number percent we see in this quarter is good for sure. In general, in the pipeline it seems to be a little bit higher than that percentage. So decoupling the Q2 number- that would not be the way to look at it as we look ahead.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I now hand the conference over to the management for closing comments.

Salil Parekh

Thank you everyone for joining this session. We are really excited with the way this quarter has played out. The commitment of our employees has been incredible. It has been the most critical element in serving our clients. And you can see from our actions, we really make sure we addressed that absolutely fully. We are delighted with the growth we have seen overall and in digital and with the margin profile of our business. And that has really given us the confidence to increase both the revenue and the margin guidance. Thank you all for joining in the call. Take care. Stay safe.

Moderator

Thank you very much members of the management. Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us, you may now disconnect your lines.